Exhibit 99.1

BEST Inc. Announces Completion of Going Private Transaction

HANGZHOU, China, March 7, 2025 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia, today announced the completion of its merger (the “Merger”) with Phoenix Global Partners, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), pursuant to the previously announced agreement and plan of merger, dated as of June 19, 2024 (the “Merger Agreement”), among the Company, BEST Global Partners, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and Merger Sub. As a result of the Merger, the Company has become a wholly owned subsidiary of Parent and has ceased to be a publicly traded company.

Pursuant to the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on February 18, 2025, at the effective time of the Merger (the “Effective Time”), each American Depository Share of the Company (each, an “ADS”), representing twenty (20) class A ordinary shares of the Company, par value US$0.01 each (the “Class A Shares,” together with class B ordinary shares and class C ordinary shares of the Company, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the Class A Shares represented by such ADSs, has been cancelled and ceased to exist in exchange for the right to receive US$2.88 in cash per ADS without interest, and each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and Class A Shares represented by ADSs, has been cancelled and ceased to exist in exchange for the right to receive US$0.144 in cash per Share without interest. Pursuant to the terms of the Merger Agreement, share-based incentives held by current or former officers, directors, employees and consultants of the Company have also been cancelled, cashed out or rolled over into equity incentives of Parent, as applicable. Pursuant to the terms of the Merger Agreement, the Excluded Shares have been cancelled without payment of any consideration from the Company therefor and the Dissenting Shares have been cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Act (As Revised) of the Cayman Islands.

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration (as defined in the Merger Agreement) will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration will be made to holders of Shares (other than Class A Shares represented by ADSs) in respect of each such Share held thereby upon surrender of applicable Shares and delivery of the letter of transmittal and any other documents required by such letter of transmittal to be delivered in connection therewith. Payment of the Merger Consideration (after deduction of the fees, charges, deductions and expenses provided for under the Deposit Agreement, dated September 22, 2017, between the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder) will be made to holders of ADSs in respect of each ADS held thereby as soon as practicable after Citibank, N.A., the ADS depositary, receives the aggregate Merger Consideration payable to holders of ADSs from the paying agent.

The Company also announced today that it has requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended on March 10, 2025 (New York time). The Company has requested that NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Kroll, LLC (operating through its Duff & Phelps Opinions Practice) is serving as the financial advisor to the Special Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Company.

Fangda Partners is serving as U.S. legal counsel to the Consortium. Walkers (Hong Kong) is serving as Cayman Islands legal counsel to the Consortium. Kirkland & Ellis is serving as U.S. legal counsel to Alibaba Investment Limited and Cainiao Smart Logistics Investment Limited.

About BEST

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com